Exhibit 4.3

OBLIGATION EXTENSION AGREEMENT

This OBLIGATION EXTENSION AGREEMENT, (hereinafter referred to as "Extension Agreement,") is entered into as of December 18, 2019, by and between Specialty Capital Lenders LLC, a Wyoming Limited Liability Company, (hereinafter called "Lenders") and American Metals Recovery & Recycling Inc., Capital Inc., a Nevada corporation (hereinafter called "AMRR").

WHEREAS, Gordon Muir, as Assignor, did hereby grant, bargain, sell, assign, transfer, and convey unto Lenders for good and valuable consideration all of Assignor's right, title and interest in and to all sums due to Assignor by AMRR to include, but not limited to Account 20500 – Accrued Expenses (salary) and Accoun 21000 – due to G.Muir – (officer).

WHEREAS, Lenders and AMRR acknowledge that the total of said obligations are $89,257.85 as of the date hereof.

WHEREAS, Lenders and AMRR desire to enter into this Extension Agreement in order (i) to confirm the correct the amount that is due and payable and (ii) to extend the due date of the Promissory Note to January 1, 2021.

NOW, THEREFORE, Lenders and AMRR hereby agree as follows

1. The maturity date of the obligation is extended to January 1, 2021.

2. The amount due to Lenders by AMRR under this obligation is the sum of $89,257.85 as at September 30, 2019.

3. The unpaid principal of the obligation of $89,257.85 bears interest from January 1, 2020 at the interest rate of five (5%) per annum.

4. Interest together with the principal due shall be paid on January 1, 2021.

IN WITNESS WHEREOF., Lenders and AMRR have executed this Extension Agreement as of December 18, 2019.

SPECIALTY CAPITAL LENDERS LLC

By: ______________________
Name: Ronald J. Stauber
Title: Duly Authorized

AMERICAN METALS RECOVERY AND RECYCLING INC.

By: ______________________
Name: Delmenico Frank De Luca
Title: President – Chief Executive Officer